EXECUTION VERSION

Exhibit 2.2

PURCHASE AND SALE AGREEMENT

by and between

MAGELLAN PETROLEUM CORPORATION

and

THE OWNERS OF NAUTILUS TECHNICAL GROUP LLC

AND EASTERN RIDER LLC LISTED ON SCHEDULE A

Dated as of September 2, 2011

	7.1	Documents to be Delivered by Sellers	16
	7.2	Documents to be Delivered by Purchaser	17
8.	Indemnification		17
	8.1	Survival	17
	8.2	Sellers’ Agreement to Indemnify Purchaser	17
	8.3	Managers’ Agreement to Indemnify Purchaser	18
	8.4	Sellers’ Agreement to Indemnify Managers	18
	8.5	Purchaser's Agreement to Indemnify	18
	8.6	Procedures for Resolution and Payment of Claims for Indemnification	18
	8.7	Limitation of Liability	19
9.	Miscellaneous		19
	9.1	Notices	19
	9.2	Assignment; Binding Effect; No Third-Party Rights	20
	9.3	Entire Agreement	20
	9.4	Expenses	20
	9.5	Waivers; Amendments	21
	9.6	Reformation and Severability	21
	9.7	Governing Law	21
	9.8	Consent to Jurisdiction	21
	9.9	Waiver of Jury Trial	22
	9.10	Counterparts	22
	9.11	Headings	22
	9.12	Confidentiality Obligations	22

EXECUTION VERSION

THIS PURCHASE AND SALE AGREEMENT is made and entered into as of September 2, 2011, by and between:

(1)	MAGELLAN PETROLEUM CORPORATION, a Delaware corporation (Purchaser);

(2)	the OWNERS of NAUTILUS TECHNICAL GROUP LLC, a limited liability company formed in Colorado (Nautilus Technical), and EASTERN RIDER LLC, a limited liability company formed in Colorado (Eastern Rider), listed on Schedule A (each a Seller, and collectively, the Sellers); and

(3)	the MANAGERS of Nautilus Technical and Eastern Rider listed on Schedule B (each a Manager, and collectively, the Managers).

RECITALS:

WHEREAS, the Sellers identified as such on Schedule A own, beneficially and of record, 100% of the membership interests of Nautilus Technical (the NT Interests);

WHEREAS, the Sellers identified as such on Schedule A own, beneficially and of record, 100% of the membership interests of Eastern Rider (the ER Interests, and together with the NT Interests, the Interests);

WHEREAS, Nautilus Technical owns, beneficially and of record, 10% of the membership interests (the NT Poplar Interests) of Nautilus Poplar LLC, a Montana limited liability company (Nautilus Poplar); Nautilus Technical directly owns working interests in the Northwest Poplar Field and the East Poplar Unit; and Eastern Rider owns, beneficially and of record, 6.54% of the membership interests (ER Poplar Interests) of Nautilus Poplar (the NT Poplar Interests together with the ER Poplar Interests, the Poplar Interests);

WHEREAS, Nautilus Poplar, along with Purchaser, Nautilus Technical and certain other working interests owners, owns and operates oil development assets, including working interests in the East Poplar Unit field and the Northwest Poplar field in Roosevelt County, Montana (both fields, collectively the Poplar Fields); and

WHEREAS, Purchaser desires to purchase from Sellers, and Sellers desire to sell to Purchaser, the Interests on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of and subject to the premises and the mutual agreements, terms and conditions contained in this Agreement, the benefits to be derived therefrom and other good and valuable consideration, the receipt and the sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

1.1	As used in this Agreement, the following terms are defined as follows, except where the context of this Agreement clearly indicates otherwise:

Affiliate means, with respect to any Person, at any time, (a) any other Person directly or indirectly controlling, controlled by, or under common control with such Person or (b) any other Person owning more than 50% of the outstanding voting equity interests of such Person. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

Agreement means this Purchase and Sale Agreement, as the same may from time to time be modified, supplemented or amended.

Assignment means the Assignment of Membership Interest from Sellers, individually, to Purchaser, dated as of the Closing Date, in the form of Exhibit A hereto.

Cash Consideration has the meaning set forth in Section 2.1(a).

Code means the United States Internal Revenue Code of 1986, as amended from time to time, and the applicable rulings and regulations thereunder.

Closing has the meaning set forth in Section 2.2(a).

Closing Date has the meaning set forth in Section 2.2(b).

Consent means any approval, consent, authorization, waiver, notice, filing or exemption to, from, or with respect to a specified action.

Contracts has the meaning set forth in Section 4.5.

Damages has the meaning set forth in Section 8.2.

Debt means all (i) obligations for borrowed money (including reimbursement and all other direct or contingent obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (ii) obligations evidenced by notes, bonds, debentures or similar instruments or to pay the deferred purchase price of property or services, (iii) debt created or arising under any conditional sale or secured by any lien on any property or asset owned by Nautilus Technical or Eastern Rider, whether or not such debt shall have been assumed by Nautilus Technical or Eastern Rider, respectively, or is limited in recourse, (iv) obligations under leases that have been or should be, in accordance with GAAP, as consistently applied by Nautilus Technical or Eastern Rider, recorded as capital leases of Nautilus Technical or Eastern Rider, respectively (v) all interest rate and currency swaps, collars and similar hedging devices under which payments are obligated to be made by Nautilus Technical or Eastern Rider, (vi) all interest, deferred financing costs and other amounts due but otherwise unpaid or unamortized relating to the foregoing and (vii) all guarantees by Nautilus Technical or Eastern Rider in respect of any of the foregoing; provided, however, that Debt shall not be deemed to include trade payables, deferred revenue or expenses incurred in the ordinary course of business.

Debt Settlement Amount means, as of the Closing Date, the total amount of the ER Intercompany Debt, the NP Intercompany Debt, the NT Intercompany Debt and the NT Member Debt, in each case as set forth on Schedule E.

Eastern Rider has the meaning set forth in the preamble to this Agreement.

Effective Date means September 2, 2011.

Employee Plan means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), (ii) all employment, consulting, non-competition, employee non-solicitation, employee loan or other compensation agreements, and all collective bargaining agreements, and (iii) all bonus or other incentive compensation, equity or equity-based compensation, stock purchase, deferred compensation, change in control, severance, leave of absence, vacation, salary continuation, medical, life insurance or other death benefit, educational assistance, training, service award, section 125 cafeteria, dependant care, pension, welfare benefit or other material employee or fringe benefit plans, policies, agreements or arrangements, in each case as to which either Nautilus Technical or Eastern Rider has any obligation or liability, contingent or otherwise, thereunder for current or former employees, managers, directors or individual consultants.

Encumbrance means any mortgage, lien, pledge, charge, security interest, encumbrance, title defect, easement, tenancy, right-of-way, license, use restriction, asserted claim, hypothecation, assignment, preemptive right, option, right of first refusal, right of first offer, right of consent or restrictive covenant, in any such case relating to property or assets.

Environmental Law means all Laws enacted prior to the date hereof relating to (a) human health, safety, the environment or natural resources (including, without limitation, air, water, land flora and fauna), or (b) the generation, manufacture, processing, use, handling, treatment, storage, disposal, release and transportation of any chemicals, materials or substances classified as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous substances,” or “toxic substances” under any applicable Law.

ER Intercompany Debt means the debt owed by Eastern Rider to Magellan in respect of Magellan’s funding of completion costs on Eastern Rider’s behalf pursuant to the terms of the operating agreement of Nautilus Poplar, in the amount of $52,358.40, as set forth in greater detail in Schedule E.

ER Interests has the meaning set forth in the recitals to this Agreement.

ER Poplar Interests has the meaning set forth in the recitals to this Agreement.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act means the United States Securities Exchange Act of 1934, as amended.

Filed SEC Documents has the meaning set forth in Section 5.7.

First Production Payout Amount means $2,000,000.

First Production Payout Condition means that the sixty (60) day rolling average for production of the Poplar Fields as reported in the Reports has reached 1,000 barrels of oil equivalent per day, which Reports shall be provided to Sellers on a quarterly basis.

Future Costs Reserve Amount means $50,000.

Governmental Authority means any court or other tribunal, any authority, agency, board, body, bureau, commission or instrumentality of any government, or any other entity exercising legislative, judicial, regulatory or administrative functions of or pertaining to government.

Governmental Consent means a Consent of any Governmental Authority.

Indemnitee has the meaning set forth in Section 8.6(a).

Indemnitee’s Notice has the meaning set forth in Section 8.6(a).

Indemnitor has the meaning set forth in Section 8.6(a).

Intercompany Debt means the ER Intercompany Debt, the NP Intercompany Debt, the NT Intercompany Debt and the NT Member Debt.

Interests has the meaning set forth in the recitals to this Agreement.

Issuance Date means the earlier of (i) the business day that is three business days following the date on which the Purchaser’s Form 10-K for the year ending June 30, 2011 is filed with the Securities and Exchange Commission and (ii) September 30, 2011.

Knowledge means, in the phrase “to its Knowledge”, “to the best of its Knowledge” or “has Knowledge of” or a similar phrase, when used to qualify a statement of a Party, (a) the actual knowledge held by the officers, directors and managers of Purchaser, if Purchaser is making such statement, (b) the actual knowledge held by the officers, directors and managers of a Seller, or, if such Seller is a natural person, of such Seller, if a Seller is making such statement, or (c) the actual knowledge held by a Manager, if a Manager is making such statement; in each case, at the time such statement is made.

Law means any federal, state, local or foreign law, statute, ordinance, regulation, rule, code, Governmental Consent, requirement or other pronouncement having the effect of law.

Magellan Shares has the meaning set forth in Section 2.1(b).

Managers means (i) in the case of Nautilus Technical, the managers of Nautilus Technical and (ii) in the case of Eastern Rider, the principal officer and sole shareholder of JTWI, Inc., as sole member of Eastern Rider, in each case as listed on Schedule B.

Material Adverse Effect means any of (i) a material and adverse effect on the legality, validity, or enforceability of any Transaction Agreement, (ii) a material and adverse effect on the results of operations, assets, business, or condition (financial or otherwise) of a Person, other than any such effect resulting from or relating to a decline in the price of oil and gas or (iii) a material and adverse impairment to a Person’s ability to perform on a timely basis its obligations under any Transaction Agreement.

NASDAQ Price means the consolidated closing bid price of Magellan Shares on the business day immediately preceding the execution of this Agreement.

Nautilus Poplar has the meaning set forth in the recitals to this Agreement.

Nautilus Technical has the meaning set forth in the preamble to this Agreement.

Notice has the meaning set forth in Section 9.1.

NP Intercompany Debt means the proportionate shares of each of Nautilus Technical and Eastern Rider in $475,000 of the principal and interest owed under the loan made by Purchaser to Nautilus Poplar pursuant to a Promissory Note, dated as of February 18, 2010, by and between Purchaser and Nautilus Poplar, which proportionate shares total $78,587.80, as set forth in greater detail in Schedule E.

NT Intercompany Debt means the debt owed by Nautilus Technical to Nautilus Poplar in connection with Nautilus Technical’s obligation to hold Nautilus Poplar harmless for the discharge of certain obligations pursuant to a Mutual Acknowledgment and Agreement, dated February 27, 2009, by and between Nautilus Poplar and Nautilus Technical, in the amount of $12,556.85, as set forth in greater detail in Schedule E.

NT Interests has the meaning set forth in the recitals to this Agreement.

NT Member Debt means outstanding debt of (i) Nautilus Technical to J. Thomas Wilson and (ii) certain Sellers to Nautilus Technical, in each case as set forth on Schedule C, and to be settled in full in accordance with Schedule A.

NT Poplar Interests has the meaning set forth in the recitals to this Agreement.

Oil and Gas Interests means all oil, gas or other mineral properties, rights and estates of every kind and nature, including, without limitation, the oil and gas leasehold interests, royalty interests, mineral interests, production payments, net profits interests and surface interests.

Other Price means the NASDAQ Official Closing Price of Magellan Shares on the earlier of (i) the business day that is two business days following the date on which the Purchaser’s Form 10-K for the year ending June 30, 2011 is filed with the Securities and Exchange Commission and (ii) September 22, 2011.

Party means Sellers, Managers or Purchaser, as applicable.

Person means any individual, firm, corporation, partnership, trust, joint venture, association (whether incorporated or not), Governmental Authority or other entity, and shall include any successor (by merger or otherwise) of such entity.

Poplar Fields has the meaning set forth in the recitals to this Agreement.

Poplar Interests has the meaning set forth in the recitals to this Agreement.

Proceeding means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

Purchase Price has the meaning set forth in Section 2.1.

Purchaser has the meaning set forth in the preamble to this Agreement.

Purchaser Indemnitee has the meaning set forth in Section 8.2.

Registration Rights Agreement means that certain registration rights agreement by and between Purchaser and the Sellers listed on Schedule A.

Related Sellers means JTWI, Inc., Monty Hoffman and Wayne Kahmeyer.

Report means the Report of Production submitted to the Board of Oil and Gas Conservation of the State of Montana by Nautilus Poplar on a monthly basis concerning the Poplar Fields.

Representatives means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, consultants, equity partners or financial advisors or other Persons acting on behalf of such Person.

SEC Documents has the meaning set forth in Section 5.7.

Second Production Payout Amount means $3,000,000.

Second Production Payout Condition means the sixty (60) day rolling average for production of the Poplar Fields as reported in the Reports has reached 2,000 barrels of oil equivalent per day, which Reports shall be provided to Sellers on a quarterly basis.

Securities Act means the United States Securities Act of 1933, as amended.

Seller and Sellers have the meanings set forth in the preamble to this Agreement.

Seller Indemnitee has the meaning set forth in Section 8.5.

Net Share Consideration has the meaning set forth in Section 2.1(b).

Shared Transaction Costs means the cost of the preparation and delivery of (a) the fairness opinion, dated as of August 25, 2011, provided by Canaccord Genuity in respect of the Transactions, in the amount of $202,081.93 and (b) the memorandum, dated as of August 18, 2011, provided by Ernst & Young in respect of the Transactions, in the amount of $25,000.

Shared Transaction Costs Amount means an amount equal to 13.36263% of the Shared Transaction Costs, as set forth in Schedule A.

Tax or Taxes means all federal, state, local or foreign taxes, assessments, levies, fees or other governmental charges, including all income, gross receipts, franchise, withholding, unemployment insurance, social security, sales, use, excise, environmental, municipal, capital, license, payroll, real property, personal property, stamp, transfer, VAT and workers’ compensation taxes, together with all interest, penalties and additions payable with respect thereto, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

Tax Return means all returns, declarations, certifications, forms and reports required to be supplied to a taxing authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Third Party Claim has the meaning set forth in Section 8.6(a).

Total Share Consideration has the meaning set forth in Section 2.1(b).

Transaction Agreements means this Agreement and the Registration Rights Agreement.

Transactions means the sale of the Interests to the Purchaser at the Closing as contemplated by this Agreement and the Registration Rights Agreement to be entered into at Closing.

U.S. Dollars or $ or Dollars means United States dollars.

1.2	In this Agreement:

(a)	any noun or pronoun shall be deemed to include the plural and the singular (including as may apply to any definition contained in this Agreement);

(b)	the words “include” and “including” shall be deemed to be followed by the phrase “without limitation”;

(c)	the word “or” shall be inclusive and not exclusive; and

(d)	subject to Section 9.2, references to a Party include references to the successors or assigns (immediate or otherwise) of that Party.

2.	PURCHASE AND SALE OF INTERESTS

2.1	Purchase Price

As payment in full for the Sellers’ Interests being acquired by the Purchaser, Purchaser shall pay, in the manner set forth in this Section 2.1, consideration (as described below) having an aggregate value of Six Million Dollars ($6,000,000) (such sum is herein referred to as Purchase Price). Purchaser shall make payment of the Purchase Price as follows:

(a)	On the Closing Date, Purchaser shall deliver to Sellers by wire transfer to such bank account as may be designated in writing by each Seller not less than two (2) business days prior to the Closing Date an aggregate amount in immediately available funds in U.S. Dollars equal to Four Million Dollars ($4,000,000) (the Cash Consideration), as allocated in the Cash Consideration column of Schedule A.

(b)	On the Issuance Date, Purchaser shall deliver to each Seller such number of shares of Purchaser’s common stock, par value $0.01 per share (the Magellan Shares), as is determined by dividing:

(i)	the Total Share Consideration allocated to such Seller less:

(A)	the Debt Settlement Amount allocated to such Seller,

(B)	the Shared Transaction Costs Amount allocated to such Seller, and

(C)	the Future Costs Reserve Amount allocated to such Seller,

in each case as allocated in accordance with the relevant column in Schedule A,

(ii)	by:

(A)	in the case of any Related Seller, the greater of (x) the NASDAQ Price and (y) the Other Price; or

(B)	in the case of any Seller that is not an Related Seller, the Other Price,

the aggregate of all such Magellan Shares to be delivered to the Sellers, the Net Share Consideration.

(c)	The Magellan Shares shall be issued in book-entry form unless otherwise requested by a Seller. Certificates, if any, representing the Magellan Shares will bear legends referring to the U.S. securities laws. Each Seller acknowledges and agrees for the benefit of the Purchaser that no Magellan Shares may be issued to such Seller pursuant to this Agreement in the absence of the receipt by the Purchaser or its duly appointed stock transfer agent, at least two (2) business days prior to the issuance of Magellan Shares, of a completed IRS Form W–9 or IRS Form W–8, as the case may be, duly executed by such Seller.

2.2	Closing

(a)	On the terms and subject to the conditions of this Agreement, at the closing of the Transactions (the Closing), Sellers shall sell, assign, transfer and deliver, and Purchaser shall purchase and accept from Sellers, the Interests in exchange for the Purchase Price; provided, however, that Purchaser’s delivery of the Net Share Consideration shall be deferred until the Issuance Date as provided in Section 2.1(b).

(b)	The Closing shall take place at 3:00 p.m., Eastern Time, on or about September 2, 2011 (the Closing Date), at the offices of Allen & Overy LLP in New York, or such other location and time as the Parties may agree. At the Closing:

(i)	Purchaser shall pay to Sellers the Cash Consideration as provided in Section 2.1(a);

(ii)	Purchaser shall deliver to Sellers the documents set forth in Section 7.2; and

(iii)	Sellers shall deliver to Purchaser the documents set forth in Section 7.1.

(c)	On the Issuance Date, Purchaser shall issue to Sellers the Magellan Shares constituting the Net Share Consideration as provided in Section 2.1(b).

(d)	The Closing shall be effective as between the Sellers and the Purchaser as of the Effective Date.

2.3	Production Payouts

(a)	In the event that the First Production Payout Condition is satisfied, Purchaser shall pay the First Production Payout Amount to Sellers as set forth on Schedule A, provided, that Purchaser shall only pay such amount the first time the First Production Payout Condition is satisfied.

(b)	In the event that the Second Production Payout Condition is satisfied, Purchaser shall pay the Second Production Payout Amount to Sellers as set forth on Schedule A, provided, that Purchaser shall only pay such amount the first time the Second Production Payout Condition is satisfied.

2.4	Tax Treatment

The Parties agree that the acquisition of the Interests and the Poplar Interests pursuant to the terms of this Agreement will be treated as a transaction governed by Revenue Ruling 99-6 for all US federal and state Tax purposes, to the extent permitted by Law. This treatment would result in the acquisition of the Interests and the Poplar Interests being treated as a purchase of assets from the perspective of Purchaser and as a sale of partnership interests from the perspective of the Sellers. The Parties agree to report the acquisition of the Interests and the Poplar Interests in a manner consistent with this treatment on all US federal and state Tax Returns, except as otherwise may be required by Law.

3.	REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants to Purchaser as of the Closing Date, for itself and not the other Sellers, as follows:

3.1	Organization

Seller has the requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted.

3.2	Authority Relative to the Transaction Agreements

Seller has all necessary power and authority to enter into the Transaction Agreements and to carry out its obligations under the Transaction Agreements. The execution and delivery by Seller of the Transaction Agreements and the consummation of the Transactions have been duly authorized and all other proceedings on the part of Seller necessary to authorize the Transaction Agreement and the Transactions have been taken. The Transaction Agreements have been, or will be at the Closing, duly executed and delivered by Seller and, assuming due execution and delivery by each other Party, constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

3.3	No Conflict; Required Filings and Consents

(a)

The execution, delivery and performance of the Transaction Agreements by Seller and the consummation of the transactions contemplated hereby do not (i) if Seller is not a natural person, conflict with or violate the charter or other organizational document of Seller, (ii) conflict with, violate, result in the breach of, constitute a default under, or give rise to any right of acceleration, cancellation or termination of any material right or obligation of Seller under any material agreement or other instrument to which Seller is a party or by which Seller or any of its properties or assets are bound, (iii) conflict with or violate any Law or order applicable to Seller, or (iv) breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any material benefit under, or the creation of an Encumbrance on any of Seller’s assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, permit or other instrument or obligation to which Seller is a party.

(b)	The execution, delivery and performance by Seller of the Transaction Agreements do not require any Governmental Consent to be obtained by Seller prior to the Closing, or any declaration or filing with, or notification to, or waiver from, any Governmental Authority is required on its part in connection with the execution and delivery of this Agreement, or its compliance or performance with any provision contained in this Agreement.

3.4	No Commissions

No Person has or will have, as a result of the Transactions, any right, interest or valid claim against or upon Nautilus Technical or Eastern Rider for any commission, fee or other compensation as a finder or broker because of any act or omission by Seller or any of its Representatives.

3.5	Title to Interests; Entire Ownership; Capitalization

Seller beneficially and of record owns its portion of the Interests, as set forth in more detail on Schedule A. The transfer of the Interests will not be in violation of any preemptive, preferential, first refusal rights or any other restrictions on the right of Seller to transfer its portion of the Interests. Upon delivery to Purchaser at the Closing of certificates representing the Interests, duly endorsed by Seller for transfer to Purchaser, and upon Seller’s receipt of the applicable Purchase Price therefor, Purchaser will acquire good and marketable title to such Interests, free and clear of any and all Encumbrances or net profit or royalty interest in the Interests.

3.6	Litigation

There are no Proceedings pending or, to the Knowledge of the Seller, threatened against Seller or, if Seller is not a natural person, any of its Affiliates, or investigations by any Governmental Authority that are pending or, to the Knowledge of the Seller, threatened against or affecting Seller or, if Seller is not a natural person, any of its Affiliates, in each case which relate to or could have a Material Adverse Effect upon the Transactions, the Transaction Agreements, the Poplar Fields, Nautilus Technical, Eastern Rider or Nautilus Poplar.

3.7	Certain Acknowledgments

Seller acknowledges that, except as expressly set forth in this Agreement, neither Purchaser nor any other person has made any representation or warranty, express or implied, to it as to any matter relating to the matters set forth herein.

3.8	Restricted Securities

Seller understands that the Magellan Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Seller’s representations as expressed herein. Seller understands that the Magellan Shares are “restricted securities” under applicable United States federal and state securities laws and that, pursuant to these laws, Seller must hold the Shares until they are registered with the U.S. Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Seller acknowledges that the Purchaser has no obligation to register or qualify the Magellan Shares for resale except as set forth in the Registration Rights Agreement. Seller further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Magellan Shares, and on requirements relating to Purchaser that are outside of the Purchaser’s control, and that Purchaser is under no obligation and may not be able to satisfy.

3.9	Legends

Seller understands that the Magellan Shares may bear any one or more of the following legends: (a) any legend set forth in, or required by, the other Transaction Agreements; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION THAT WAS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED EXCEPT TO AN AFFILIATE OF THE HOLDER THEREOF, WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

3.10	Investment Intent

Seller is acquiring the Magellan Shares hereunder as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such shares in violation of the Securities Act, without prejudice, however, to Seller’s right at all times to sell or otherwise dispose of all or any part of the Magellan Shares in compliance with applicable federal and state securities laws.

3.11	No General Solicitation

Neither Seller nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (a) engaged in any general solicitation with respect to the offer and sale of the Magellan Shares, or (b) published any advertisement in connection with the offer and sale of the Magellan Shares.

4.	REPRESENTATIONS AND WARRANTIES OF MANAGERS

Each Manager hereby represents and warrants to Purchaser as of the Closing Date with respect to the entity he manages as follows:

4.1	Title to Interests; Entire Ownership; Capitalization

Nautilus Technical beneficially and of record owns the NT Poplar Interests, free and clear of any and all Encumbrances or other imperfections of title, and Nautilus Technical does not directly or indirectly own any capital stock or other equity interests in any Person other than Nautilus Poplar. Eastern Rider beneficially and of record owns the ER Poplar Interests, free and clear of any and all Encumbrances or other imperfections of title, and Eastern Rider does not directly or indirectly own any capital stock or other equity interests in any Person other than Nautilus Poplar.

4.2	Indebtedness

Neither Nautilus Technical nor Eastern Rider have Debt other than as set forth on Schedule 4.2. Nautilus Technical and Eastern Rider own all tangible assets used in the conduct of Nautilus Technical’s and Eastern Rider’s businesses as currently conducted, in each case free and clear of all Encumbrances.

4.3	No Undisclosed Liabilities

There exist no liabilities of Nautilus Technical or Eastern Rider of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP other than liabilities that have been disclosed to Purchaser or liabilities incurred in the ordinary course of business, none of which, either individually or in the aggregate, are either material in amount or inconsistent with past practices.

4.4	Litigation

There are no Proceedings pending or, to the Knowledge of the Manager, threatened against or affecting Nautilus Technical, Eastern Rider or any of their respective Affiliates, or investigations by any Governmental Authority that are pending or, to the Knowledge of the Manager, threatened against or affecting Nautilus Technical, Eastern Rider or any of their respective Affiliates.

4.5	Assets and Properties

Attached hereto as Schedule 4.5 is a true, complete and correct list of all of Nautilus Technical’s and Eastern Rider’s (i) material personal and intangible properties, (ii) Oil and Gas Interests, and (iii) unit agreements, operating agreements, participation agreements, marketing or development agreements, and other contracts that are currently material to the operation of the Poplar Fields to which either Nautilus Technical or Eastern Rider is a party (collectively, Contracts).

4.6	Compliance

With respect to acts or omissions occurring after January 1, 2010, and to the best of their Knowledge with respect to acts or omissions occurring prior to that date, Nautilus Technical and Eastern Rider (i) are not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by either Nautilus Technical or Eastern Rider under), nor does Nautilus Technical or Eastern Rider have Knowledge of a claim that Nautilus Technical or Eastern Rider is in default under or that Nautilus Technical or Eastern Rider is in violation of, any material Contract or agreement or instrument to which it is a party or by which it or any of its properties is bound (except where such default or violation has been waived), including but not limited to the operating agreements currently in effect with respect to its oil properties, (ii) are not in violation of any order of any court, arbitrator, or governmental body, or (iii) are not, nor have they been, in violation of any statute, rule, or regulation of any governmental authority, including without limitation all federal, state, and local laws relating to taxes, the exploration for or production of oil, environmental protection, occupational health and safety, and employment and labor matters; except with respect to the foregoing clauses, such as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

4.7	Regulatory Permits

Nautilus Technical and Eastern Rider possess all certificates, authorizations, and permits issued by the appropriate federal, state or local, regulatory authorities necessary to currently conduct their business, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and Nautilus Technical and Eastern Rider have not received any written notice of proceedings relating to the revocation or modification of any such permits.

4.8	Environmental Matters

(a)	To the Knowledge of the Managers, Nautilus Technical and Eastern Rider are currently in compliance with all Environmental Laws in all material respects.

(b)	To the Knowledge of the Managers, there are no pending or threatened Proceedings against Nautilus Technical or Eastern Rider alleging or asserting that Nautilus Technical or Eastern Rider or their properties are in violation of, or subject to any liability under, any Environmental Law, and there are no facts, circumstances or conditions that would reasonably be expected to result in any such Proceeding.

(c)	To the Knowledge of the Managers, Nautilus Technical and Eastern Rider possess and are in compliance with all permits required under Environmental Law for the conduct of their businesses as currently conducted, the failure of which would have a Material Adverse Effect.

4.9	Taxes

(a)	Nautilus Technical and Eastern Rider have filed all of their Tax Returns and paid all of the Taxes due (whether or not reflected on a Tax Return) for all pre-closing Tax periods.

(b)	Neither Nautilus Technical nor Eastern Rider are subject to any current audits, and there are no pending, nor to the Knowledge of the Manager, threatened audits with respect to Tax matters.

(c)	No Encumbrances for Taxes exist on any of the assets owned by Nautilus Technical or Eastern Rider.

4.10	Employee Plans

Neither Nautilus Technical nor Eastern Rider maintains any Employee Plan.

5.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Sellers as of the Closing Date as follows:

5.1	Organization

Purchaser is duly organized and validly existing under the laws of the State of Delaware and has the requisite power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted.

5.2	Authority Relative to the Transaction Agreements

Purchaser has all necessary corporate power and authority to enter into the Transaction Agreements and to carry out its obligations under the Transaction Agreements. The execution and delivery by Purchaser of the Transaction Agreements and the consummation of the Transactions have been duly authorized and all other proceedings on the part of Purchaser necessary to authorize the Transaction Agreements and the Transactions have been taken. The Transaction Agreements have been or will be at the Closing duly executed and delivered by Purchaser and, assuming due execution and delivery by each other Party, constitute a valid and binding obligation of such Purchaser, enforceable against Purchaser in accordance with its terms.

5.3	Securities Act

The Interests to be purchased by Purchaser pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of the Interests so acquired by it in violation of any of the registration requirements of the Securities Act.

5.4	No Conflict; Required Filings and Consents

(a)	The execution, delivery and performance of the Transaction Agreements by Purchaser and the consummation of the transactions contemplated hereby do not (i) conflict with or violate the charter or other organizational document of Purchaser, (ii) conflict with, violate, result in the breach of, constitute a default under, or give rise to any right of acceleration, cancellation or termination of any material right or obligation of Purchaser under any material agreement or other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound, (iii) conflict with or violate any Law or order applicable to Purchaser or (iv) conflict with or breach or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any material benefit under, or the creation of a lien on any of Purchaser’s assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, permit or other instrument or obligation to which Purchaser is a party.

(b)	The execution, delivery and performance by Purchaser of the Transaction Agreements do not require any Governmental Consent to be obtained by Purchaser prior to the Closing, or any declaration or filing with, or notification to, or waiver from, any Governmental Authority is required on its part in connection with the execution and delivery of this Agreement, or its compliance or performance with any provision contained in this Agreement.

5.5	No Commissions

No Person has or will have, as a result of the Transactions, any right, interest or valid claim against or upon any party for any commission, fee or other compensation as a finder, or broker because of any act or omission by Purchaser or any of its Representatives.

5.6	Certain Acknowledgments

Purchaser acknowledges that, except as expressly set forth in this Agreement, none of the Sellers, Nautilus Technical, Eastern Rider, Nautilus Poplar or any other person has made any representation or warranty, express or implied, to it as to any matter relating to Nautilus Technical, Eastern Rider or the Interests, including without limitation, as to the accuracy or completeness of any information regarding Nautilus Technical or Eastern Rider furnished or made available to Purchaser or its Representatives.

5.7	SEC Documents

The Purchaser has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed with the SEC by the Purchaser since June 30, 2010 (together with all information incorporated therein by reference, the SEC Documents). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents at the time they were filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document filed and publicly available prior to the date of this Agreement (a Filed SEC Document) has been revised or superseded by a later filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.	ADDITIONAL AGREEMENTS

6.1	Press Releases

None of the Parties will release, generate or permit any press release, public statement or other publicity concerning this Agreement or the transactions contemplated hereby, or submit this Agreement to any Governmental Authority, without first consulting with and obtaining the written consent of the other Party, except to the extent required by applicable Law.

6.2	Debt Settlement

Each Seller and Purchaser agree that the Debt Settlement Amount allocable to each Seller as set forth on Schedule E shall be deducted from the Total Share Consideration otherwise allocable to such Seller, as provided in Section 2.1(b) and Schedule A, and at Closing, such deduction shall satisfy in full each Seller’s payment obligations in respect of the Intercompany Debt.

6.3	Transaction Costs

Sellers and Purchaser agree to share in the Shared Transaction Costs, and each Seller agrees that its allocable share of such Shared Transaction Costs shall be deducted from the Total Share Consideration otherwise allocable to such Seller, as provided in Section 2.1(b) and Schedule A.

6.4	Future Costs

Each Seller and Purchaser agree that the Future Costs Reserve Amount allocable to each Seller shall be deducted from the Total Share Consideration otherwise allocable to such Seller, as provided in Section 2.1(b) and Schedule A. The Parties agree that the Future Costs Reserve Amount, together with the assets set forth on Schedule D, shall be used to pay the obligations listed on Schedule D and any other costs and expenses of Nautilus Technical and Eastern Rider accrued during the period prior to the Effective Date. Unpaid expenses set forth on Schedule D shall be paid promptly following the Closing Date. Any amount of the Future Costs Reserve Amount that is not needed to pay the foregoing amounts prior to December 31, 2011 shall on such date be reimbursed to the Sellers, pro rata in accordance with the percentage of the Future Costs Reserve Amount funded by each Seller.

6.5	Resignations of Directors and Officers

At Closing, Sellers shall deliver to Purchaser the relevant letters of resignation, effective as of the Closing Date, presented by any Manager or officer in Nautilus Technical and Eastern Rider. It is the intent of the Parties that all officers and Managers appointed by Sellers in Nautilus Technical and Eastern Rider shall resign.

6.6	Cooperation

Each Seller and Purchaser agree that, from and after the Closing Date, each of them will, and will cause its respective Affiliates to, execute and deliver such further documents, instruments and conveyances and take such other action, in each case, as may be reasonably requested by any Party to carry out the purposes and intents hereof. Purchaser agrees that it will execute and deliver any documents or instruments and take any other actions reasonably necessary to achieve the Issuance Date as soon as practicable after the Closing Date.

7.	DOCUMENTS TO BE DELIVERED

7.1	Documents to be Delivered by Sellers

At the Closing, Sellers shall deliver, or cause to be delivered, to Purchaser the following:

(a)	duly executed Assignments of all the Interests;

(b)	the unanimous written consent of all members of Nautilus Technical and Eastern Rider, respectively, to (i) waive all restrictions, preemptive, preferential or first refusal rights and any other restrictions on the right of Sellers to transfer the Interests, and (ii) admit Purchaser as a member of Nautilus Technical and Eastern Rider;

(c)	a certified copy of the (i) articles of association and (ii) certificate of good standing, in each case as filed with the Colorado Secretary of State, for Nautilus Technical and Eastern Rider;

(d)	a certified copy of Nautilus Technical’s and Eastern Rider’s (i) register of members or its equivalent, (ii) operating agreement, and (iii) certificate of incumbency;

(e)	a certified copy of the resolution of the board of directors of any Seller who is not a natural person authorizing execution and delivery of the Transaction Agreements and the sale of the Interests contemplated herein;

(f)	a certificate in form and substance reasonably acceptable to Purchaser and in compliance with the Code and Treasury Regulations certifying facts to establish that the transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code;

(g)	a duly executed counterpart to the Registration Rights Agreement; and

(h)	the resignation letters of all of the officers and Managers of Nautilus Technical and Eastern Rider effective as of the Closing Date.

7.2	Documents to be Delivered by Purchaser

At the Closing, Purchaser shall deliver to Seller the following:

(a)	a certified copy of the resolution of the board of directors of Purchaser authorizing execution and delivery of the Transaction Agreements and the purchase of the Interests contemplated herein; and

(b)	an executed counterpart to the Registration Rights Agreement.

8.	INDEMNIFICATION

8.1	Survival

All representations and warranties made by any Party pursuant to this Agreement shall survive until the first anniversary of the Closing, except for the representations and warranties of Sellers in Sections 3.1, 3.2, 3.4 and 3.5 and the representations and warranties of Purchaser in Sections 5.1 and 5.2, which shall survive indefinitely. The covenants and agreements contained herein to be performed or complied with at or after the Closing shall survive the Closing.

8.2	Sellers’ Agreement to Indemnify Purchaser

From and after the Closing, subject to the terms and conditions of this Agreement, each Seller shall, severally, indemnify, defend and hold harmless Purchaser and its Affiliates and their respective officers, directors, employees and Representatives (each a Purchaser Indemnitee) from and against any and all claims, demands, losses, assessments, fines, penalties, interest, liabilities, damages, reasonable expenses of investigations, reasonable experts’ fees, reasonable disbursements and other reasonable costs (including reasonable attorneys’ fees) (all of the foregoing hereinafter referred to collectively as Damages) asserted against, resulting to, imposed upon or incurred by any Purchaser Indemnitee, that consist of, arise from or are attributable to a breach of (a) any representation or warranty of such Seller contained in Article 3 or (b) any covenant contained herein to be performed by such Seller.

8.3	Managers’ Agreement to Indemnify Purchaser

From and after the Closing, subject to the terms and conditions of this Agreement, the Managers shall, jointly and severally, indemnify, defend and hold harmless the Purchaser Indemnitees from and against any and all Damages asserted against, resulting to, imposed upon or incurred by any Purchaser Indemnitee, that consist of, arise from or are attributable to a breach of any representation or warranty of the Managers contained in Article 4.

8.4	Sellers’ Agreement to Indemnify Managers

From and after the Closing, subject to the terms and conditions of this Agreement, the Sellers shall, severally in accordance with the percentage of Total Share Consideration and Cash Consideration allocated to each Seller in accordance with Schedule A, indemnify, defend and hold harmless the Managers from and against any indemnification obligation of the Managers to the Purchaser Indemnitees pursuant to Section 8.3.

8.5	Purchaser’s Agreement to Indemnify

From and after the Closing, subject to the terms and conditions of this Agreement, Purchaser shall indemnify, defend and hold harmless Sellers and their Affiliates and their respective officers, directors, employees and Representatives (each a Seller Indemnitee) from and against any and all Damages asserted against, resulting to, imposed upon or incurred by any Seller Indemnitee, that consist of, arise from or are attributable to a breach of (a) any representation or warranty of Purchaser contained in Article 4 or (b) any covenant contained herein to be performed by Purchaser.

8.6	Procedures for Resolution and Payment of Claims for Indemnification

(a)	Except as provided in Section 8.7, below, if a Person entitled to be indemnified under this Article 8 (the Indemnitee) shall incur any Damages or determine that it may incur any Damages, either pursuant to a claim or demand asserted against or sought to be collected from it by a third party (a Third Party Claim) or a claim or demand that does not involve a claim or demand being asserted against or sought to be collected from it by a third party and believes that it is entitled to be indemnified against such Damages by a Party hereunder (the Indemnitor), such Indemnitee shall deliver to the Indemnitor a notice (an Indemnitee’s Notice) signed by the Indemnitee, specifying in reasonable detail the nature of such claim or demand and the amount estimated to be involved in each claim or demand for Damages, which amounts may be reasonably modified from time to time by Indemnitee; provided that any failure to give such Indemnitee’s Notice will not waive any rights of the Indemnitee, except for a willful failure or to the extent that the rights of the Indemnitor are actually prejudiced.

(b)	If a Third Party Claim is made against an Indemnitee, the Indemnitor shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnitor; provided, however, that such counsel is not reasonably objected to by the Indemnitee. Any Indemnitee shall have the right to employ separate legal counsel in any Third Party Claim and to participate in the defense thereto, but the fees and expenses of such counsel shall not be at the expense of the Indemnitor unless (i) the Indemnitor shall have failed, within thirty (30) days after having received an Indemnitee Notice, to assume the defense of such Claim with counsel reasonably acceptable to the Indemnitee, (ii) the employment of such counsel has been specifically authorized by the Indemnitor or (iii) the named parties to any such action (including, without limitation, any impleaded parties) include both such Indemnitee and the Indemnitor and, in the reasonable judgment of the Indemnitee, joint representation of both would be inappropriate due to actual or potential differing interests, and in that event the reasonable fees and expense of such separate counsel shall be paid by the Indemnitor. Except as otherwise herein provided, the Indemnitor shall not be liable to indemnify an Indemnitee for any settlement of any such action or claim effected without the consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed). If the Indemnitor assumes the defense of a Third Party Claim, the Indemnitee shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnitor shall recommend and that by its terms obligates the Indemnitor to pay the full amount of the liability in connection with such claim.

(c)	The Indemnitor shall provide the Indemnitee, or vice versa, as the case may be, with copies of all complaints, motions, answers and other pleadings filed or received in connection with any Third Party Claim promptly after filing or receipt thereof.

8.7	Limitation of Liability

(a)	Notwithstanding anything to the contrary herein, in no event shall any indemnity pursuant to this Article 8 include any consequential or punitive damages unless and to the extent that such damages have been asserted against the Indemnitee in a Third Party Claim.

(b)	Notwithstanding anything to the contrary herein, in no event shall any Seller or Manager be liable under Sections 8.2 and 8.3 for Damages to the extent they exceed the amount of the Purchase Price paid, directly or indirectly, to the benefit of such Seller or Manager.

(c)	Notwithstanding anything to the contrary herein, the Parties make no representation or warranty whatsoever, express or implied, except those representations and warranties contained in Articles 3 and 4.

9.	MISCELLANEOUS

9.1	Notices

All reports, approvals, and notices required or permitted by this Agreement to be given to a Party (each a Notice) shall be given in writing, by personal delivery, telecopy or overnight courier, to the Party concerned at its address as set forth below (or at such other address as a Party may specify by written notice pursuant to this Section 9.1 to the other):

If to Purchaser:

Magellan Petroleum Corporation

7 Custom House St., 3rd Floor

Portland, ME 04101

Fax: (207) 553-2250

Attention: Antoine Lafargue

With a copy to:

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Fax: (212) 610-6399

Attention: Mitchell Silk

If to Sellers:

See Schedule A.

All Notices shall be deemed effective, delivered and received if (a) given by personal delivery, or by overnight courier, when actually delivered and signed for, or (b) given by facsimile, when such facsimile is transmitted to the facsimile number specified above and receipt therefor is confirmed.

9.2	Assignment; Binding Effect; No Third-Party Rights

Except as otherwise provided in this Agreement, neither this Agreement nor the rights granted under this Agreement may be assigned or transferred by any Seller or by Purchaser and any attempted assignment, delegation or transfer in violation of this Section 9.2, shall be void and of no force and effect; provided, however, that each of the Sellers may assign any right of payment of the First Production Payout Amount or the Second Production Payout Amount with the prior written consent of the Purchaser (such consent not to be unreasonably withheld). Except as expressly stated in this Agreement, this Agreement is for the sole benefit of the Parties and is not intended to and shall not confer upon any Person other than the Parties any rights or remedies under this Agreement. Except as otherwise provided in this Agreement, this Agreement shall be binding on the permitted successors and assigns of the Parties, each such permitted successor and assign being deemed to be a party to this Agreement in substitution of its respective transferor.

9.3	Entire Agreement

This Agreement contains the entire understanding and agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior oral and written understandings and agreements relating to the subject matter of this Agreement.

9.4	Expenses

Except as provided in Section 6.3 above, all expenses incurred by a Party or on its behalf in connection with this Agreement or the Transactions or related to the preparation, negotiation, execution and performance of this Agreement or the consummation of the Transactions shall be borne by the Party incurring such expenses.

9.5	Waivers; Amendments

Any waiver by any Party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in a writing signed by the waiving Party. This Agreement may only be amended with the written consent of Seller and Purchaser.

9.6	Reformation and Severability

Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be illegal, invalid or unenforceable under Law, then (a) in lieu of such illegal, invalid or unenforceable provision, the Parties shall endeavor in good faith negotiations to agree on a provision as similar to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable, provided that no Party shall be required to agree to any provision that would materially alter any of its rights or obligations under this Agreement and (b) the legality, validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby except where the fundamental relationship between the Parties has been materially altered.

9.7	Governing Law

This Agreement (and any claims or disputes arising out of or related to this Agreement or to the Transactions or to the inducement of any Party to enter into this Agreement, whether for breach of contract, tortious conduct, or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by and construed in accordance with the internal laws of the State of Colorado, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction.

9.8	Consent to Jurisdiction

Each Party irrevocably submits to the exclusive jurisdiction of (a) the courts of the State of Colorado, and (b) the United States District Court for the District of Colorado, for the purposes of any Proceeding directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each Party agrees to commence any such Proceeding either in the United States District Court for the District of Colorado or, if such Proceeding may not be brought in such court for jurisdictional reasons, in the courts of the State of Colorado. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any Proceeding in Colorado with respect to any matters to which it has submitted to jurisdiction in this Section 9.8. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding directly or indirectly arising out of, under or in connection with this Agreement or the Transactions in (i) the courts of the State of Colorado, or (ii) the United States District Court for the District of Colorado, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum.

9.9	Waiver of Jury Trial

EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and which counterparts may be delivered by facsimile or electronically.

9.11	Headings

The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

9.12	Confidentiality Obligations

(a)	Each of the Sellers and Managers shall keep confidential, and shall cause its respective Affiliates and Representatives to keep confidential, all information with respect to the Poplar Fields or to the business and operations of Nautilus Technical, Eastern Rider, Nautilus Poplar or the Purchaser, except as required by applicable Law or administrative process, except as specified in this Agreement and except for information that is available to the public on the date of this Agreement or becomes available to the public after the date of this Agreement other than as a result of a breach of this Section 9.12.

(b)	The covenant contained in this Section 9.12 shall survive the Closing for a period of five (5) years after the Closing Date.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

PURCHASER

MAGELLAN PETROLEUM CORPORATION

By:	/s/Antoine Lafargue
Name:	Antoine Lafargue
Title:	Chief Financial Officer

SELLERS

JTWI, INC.

By:	/s/ Thomas J. Wilson
Name:	Thomas J. WIlson
Title:	President

MONTY HOFFMAN

/s/ Monty Hoffman

GEORGE MAINZER

/s/ George Mainzer

NAING AYE

/s/ Naing Aye

PEBCOR ENTERPRISES, LLC

By:	/s/ Elliot L. Trepper
Name:	Elliot L. Trepper
Title:	President

WAYNE KAHMEYER

/s/ Wayne Kahmeyer

TERRY ROSS

/s/ Terry Ross

MANAGERS

MONTY HOFFMAN

/s/ Monty Hoffman

J. THOMAS WILSON

/s/ J. Thomas Wilson

SCHEDULE A – SELLERS

SCHEDULE B – MANAGERS

SCHEDULE C – NT MEMBER DEBT SETTLEMENT

SCHEDULE D – ASSETS AND FUTURE OBLIGATIONS OF NAUTILUS TECHNICAL AND EASTERN RIDER

SCHEDULE E – DEBT SETTLEMENT

EXHIBIT A – ASSIGNMENT OF MEMBERSHIP INTEREST IN [NAUTILUS TECHICAL GROUP LLC] [EASTERN RIDER LLC]

SCHEDULE 4.2

SCHEDULE 4.5

Note: Pursuant to Item 601(b)(2) of Regulation S-K, the registrant has omitted Schedules A-E, Exhibit A and Schedules 4.2 and 4.5. The registrant will furnish supplementally to the Securities and Exchange Commission such schedules, upon request.